879933

2-15-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the period February 11, 2002 – February 15, 2002

02012112

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F_x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 11 February 2002	1
2.	Material Change Report	2-3
3.	Consolidated Financial Results	4-31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 18 February 2002

By:

John Comrie
Secretary

IPSCO INC. ANNOUNCES COMMON SHARE OFFERING

Not for distribution to U.S. News wire services or dissemination in the U.S.

February 11, 2002
Lisle, Ill.

IPSCO Inc. (TSE:IPS, NYSE: IPS) announced today that it has entered into an agreement with a syndicate of investment dealers led by TD Securities Inc. under which the syndicate has agreed to purchase 5,400,000 Common Shares of the Company at a price of C$23.25 per Common Share, for gross proceeds of C$125,550,000. In addition, the syndicate has the option, until 48 hours prior to closing, to purchase up to an additional 1,100,000 Common Shares which, if exercised, would increase the offering to C$151,125,000 The offering is scheduled to close on or about February 28, 2002.

The net proceeds will be used principally for the repayment of indebtedness owed under the Company's credit facilities and for general working capital purposes.

The Common Shares will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

IPSCO is a leading mini-mill producer of steel and steel products in Canada and the U.S. The Company manufactures steel in hot-rolled coil and discrete plate forms.

For information, call:

Mr. Robert Ratliff
Vice President and Chief Financial Officer
(630) 810-4800
Release #02-07

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario, Quebec and Nova Scotia)

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

IPSCO Inc.
P.O. Box 1670
Regina, Saskatchewan
S4P 3C7

Item 2. Date of Material Change

February 11, 2002

Item 3. Press Release

On February 11, 2002, IPSCO Inc. (the "Corporation") issued a press release to the various securities regulatory authorities in Canada. A copy of this press release is attached hereto as Schedule "A".

Item 4. Summary of Material Change

The Corporation announced that it has entered into an agreement with a syndicate of investment dealers led by TD Securities Inc. under which the syndicate has agreed to purchase 5,400,000 Common Shares of the Corporation at a price of C$23.25.

Item 5. Full Description of Material Change

The Corporation announced that it has entered into an agreement with a syndicate of investment dealers led by TD Securities Inc. under which the syndicate has agreed to purchase 5,400,000 Common Shares of the Corporation at a price of C$23.25 for gross proceeds of C$125,550,000.

The syndicate has the option, until 48 hours prior to closing, to purchase an additional 1,100,000 Common Shares of the Corporation which, if exercised would increase the offering to C$151,125,000. The offering is scheduled to close on or about February 28, 2002.

The net proceeds of the offering will be used principally for the repayment of indebtedness owed under the Corporation's credit facilities and for general working capital purposes.

The Common Shares will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of *The Securities Act*.

Item 6. Confidentiality of Information

This report is not being filed on a confidential basis.

Item 7. Omitted Information

None applicable.

Item 8. Senior Officer

The senior officer of the Corporation who is knowledgeable about the proposed transaction and who the Commission may contact in respect of it is:

Anne Parker
Vice President, Trade Policy and Communications
IPSCO Inc.
Suite 500
650 Warrenville Road
Lisle, Illinois
U.S.A. 60532
Telephone: (630) 810-4800

Item 9. Statement of Senior Officer

The foregoing accurate discloses the material change referred to herein.

DATED at Lisle, Illinois this 15th day of February, 2002.

Anne Parker
Vice President, Trade Policy and Communications

FINANCIAL • 2001

Consolidated Financial Statements
31 December 2001

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the company, are described in Note 2 to the financial statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the company. This committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the company's external auditors, who are appointed by the company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.

David Sutherland
President and Chief Executive Officer
28 January 2002

Robert Ratliff
Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as at 31 December 2001 and 2000 and the consolidated statements of income and retained earnings, and cash flows for each of the years in the three year period ended 31 December 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2001 in accordance with Canadian generally accepted accounting principles.

As described in note 9, effected 01 January 2000, the company began accounting for its pension plans in accordance with Section 3461 of the Canadian Institute of Chartered Accountants Handbook.

Ernst + Young LLP

Chicago, Illinois
28 January 2002

IPSCO Inc. Consolidated Statements of Financial Position
As at 31 December
(thousands of United States dollars)

	Notes	2001	2000
CURRENT ASSETS			
Cash and cash equivalents		$ 37,492	$ 18,151
Accounts receivable			
Trade less allowances	3	106,770	135,412
Other		9,938	31,037
Inventories	4	239,394	225,958
Prepaid expenses		2,031	2,631
Income taxes allocated to future years	5	44,490	34,409
		440,115	447,598
CURRENT LIABILITIES			
Bank indebtedness	7	35,000	–
Accounts payable and accrued charges	6	129,366	133,799
Accrued payroll and related liabilities		15,315	16,838
Income and other taxes payable		2,111	–
Current portion of long-term debt	7	21,100	21,100
Other current liabilities		13,926	10,508
		216,818	182,245
WORKING CAPITAL		223,297	265,353
Capital assets	8	1,163,803	1,081,549
Deferred charges		2,026	2,695
Income taxes allocated to future years	5	126,123	88,066
		1,291,952	1,172,310
TOTAL INVESTMENT		1,515,249	1,437,663
Long-term debt	7	386,809	343,822
Deferred pension liability	9	234	4,365
Income taxes allocated to future years	5	142,668	104,842
		529,711	453,029
SHAREHOLDERS' EQUITY		$ 985,538	$ 984,634
Derived from			
Preferred shares	10	$ 98,545	$ 98,572
Common shares	11	256,163	255,772
Subordinated notes	12	104,250	104,250
Retained earnings	13	491,777	475,551
Cumulative translation adjustment		34,803	50,489
		$ 985,538	$ 984,634
Commitments and contingencies	17,19&22		

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

Burton Joyce, Director

David Sutherland, Director

IPSCO Inc. Consolidated Statements of Income and Retained Earnings
Years Ended 31 December
(thousands of United States dollars except per share data)

	Notes	2001	2000	1999
Revenue				
Sales		$ 903,743	$ 949,263	$ 808,251
Expenses				
Cost of sales, exclusive of the following items		770,742	764,198	615,827
Selling, research and administration		57,527	62,076	46,122
Interest on long-term debt	7	6,634	6,934	19,067
Amortization of capital assets		37,107	35,257	29,670
Litigation settlement	22	(39,000)	–	–
Provision for loss on assets held for sale or redeployment	8	10,000	–	–
		843,010	868,465	710,686
Income before income taxes		60,733	80,798	97,565
Income taxes	5	21,865	23,125	23,283
NET INCOME		38,868	57,673	74,282
Dividends on preferred shares including part VI.I tax	10	5,692	5,935	5,895
Interest on subordinated notes net of income tax	12	5,771	4,890	133
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS		$ 27,405	$ 46,848	$ 68,254
EARNINGS PER COMMON SHARE – Basic	14	$ 0.67	$ 1.15	$ 1.68
– Diluted	14	$ 0.66	$ 0.91	$ 1.58
RETAINED EARNINGS AT BEGINNING OF YEAR, as previously reported		$ 475,551	$ 451,548	$ 397,051
Cumulative effect of change in accounting policy	9	–	(8,977)	–
RETAINED EARNINGS AT BEGINNING OF YEAR, as adjusted		475,551	442,571	397,051
NET INCOME		38,868	57,673	74,282
		514,419	500,244	471,333
Dividends on preferred shares including part VI.I tax	10	5,692	5,935	5,895
Interest on subordinated notes net of income tax	12	5,771	4,890	133
Dividends on common shares	13	11,179	13,748	13,744
Issue costs net of income tax	10&12	–	120	13
RETAINED EARNINGS AT END OF YEAR		$ 491,777	$ 475,551	$ 451,548

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Cash Flows
Years Ended 31 December
(thousands of United States dollars)

	Notes	2001	2000	1999
CASH DERIVED FROM (APPLIED TO)				
Operating activities				
Working capital provided by operations	15	$ 57,766	$ 92,166	$ 81,734
Change in non-cash operating working capital	15	50,557	(69,412)	(26,221)
		108,323	22,754	55,513
Financing activities				
Common share dividends		(11,179)	(13,748)	(13,744)
Preferred share dividends		(5,337)	(5,540)	(5,602)
Issue of subordinated notes (net of issue costs)	12	–	89,824	9,980
Subordinated notes interest		(8,500)	(3,161)	–
Common shares issued pursuant to share option plan	11	391	115	1,151
Proceeds from sale-leaseback of capital assets	19	15,000	158,001	–
Issue of long-term debt	7	120,000	70,000	28,000
Repayment of long-term debt	7	(73,100)	(21,100)	(1,100)
Debt issue expenses		–	–	(394)
		37,275	274,391	18,291
Investing activities				
Expenditures for capital assets	16	(155,775)	(368,190)	(118,740)
Investment in partnership	17	(1,993)	(2,075)	(1,995)
		(157,768)	(370,265)	(120,735)
Effect of exchange rate changes on cash and cash equivalents		(3,489)	(3,560)	8,491
DECREASE IN CASH AND CASH EQUIVALENTS LESS BANK INDEBTEDNESS		(15,659)	(76,680)	(38,440)
CASH AND CASH EQUIVALENTS LESS BANK INDEBTEDNESS AT BEGINNING OF YEAR		18,151	94,831	133,271
CASH AND CASH EQUIVALENTS LESS BANK INDEBTEDNESS AT END OF YEAR		$ 2,492	$ 18,151	$ 94,831

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Notes to Consolidated Financial Statements
For the Years Ended 31 December
(thousands of United States dollars except per share data)

1. Nature of Operations

IPSCO Inc. is a producer of steel products. The company's products are sold primarily in Canada and the United States.

The company currently employs approximately 2,400 people, of whom approximately 55% are non-unionized personnel and approximately 45% are represented by trade unions. The company is a party to separate collective bargaining agreements with a term to 31 July 2002 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 88% of the company's unionized employees.

In 2001 and 2000 no significant customer accounted for 10% of sales and in 1999 one significant customer accounted for 27% of sales. At 31 December 2001 and 2000, no customer represented 10% of the accounts receivable balance.

2. Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates. The accounting policies followed by the company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 21.

REPORTING CURRENCY
Assets and liabilities of the company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the company and its subsidiaries. Significant inter-company transactions are eliminated on consolidation.

CASH EQUIVALENTS
Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

INVENTORIES
Inventories are valued at the lowest of average cost, replacement cost and net realizable value.

INCOME TAXES
The company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CAPITAL ASSETS

Capital assets are stated at cost. For major projects under construction, the company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt.

Amortization is provided on the straight-line basis at the following annual rates:

Buildings	4%
Machinery and Equipment	4% to 33%

Amortization is provided on all assets acquired as they come into production. For certain major projects, the units-of-production method is used until a substantial level of production is reasonably sustained.

REPAIR AND MAINTENANCE COSTS

Repair and maintenance costs are expensed as incurred except for the estimated cost of major overhauls and repairs which are accrued over the period between the major overhauls and repairs.

DEFERRED CHARGES

Financing costs relating to long-term debt are deferred and amortized over the term of the related debt and included in interest expense for the year.

PENSION EXPENSE AND DEFERRED PENSION BALANCE

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee group which is approximately 13 years. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

EARNINGS PER COMMON SHARE

In December 2000, The Canadian Institute of Chartered Accountants issued Handbook Section 3500, Earnings Per Share, effective for fiscal years commencing 01 January 2001, which requires the use of the treasury stock method of computing diluted earnings per share. The company adopted the recommendations of this standard 01 January 2001, with retroactive application. Accordingly, all per share amounts for periods prior to 2001 have been restated to reflect use of this standard.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents

The carrying value of cash and cash equivalents approximates its fair value.

Long-term debt

The fair value of the company's long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

Natural gas swap

The company has entered into a swap agreement to hedge the cost of purchasing natural gas. The agreement fixes the price the company must pay for 1,500 gigajoules per day from 01 November 2001 through 31 October 2004. As at 31 December 2001, the unrealized loss under the swap agreement was $1,892.

SHARE OPTION PLAN
The company has a share option plan as described in Note 11(c). No compensation expense is recognized when the share options are issued to employees since the options are issued at market value on the date of the grant. Any consideration paid by employees on exercise of share options is credited to share capital.

REVENUE RECOGNITION
Sales and related costs are recognized upon transfer of ownership which coincides with acceptance of or shipment of products to customers.

DERIVATIVE FINANCIAL INSTRUMENTS
The company enters into hedging transactions, from time to time, in order to manage its exposure to changes in energy commodity prices. Gains or losses relating to derivative instruments are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge.

RECLASSIFICATION
Certain of the prior year's figures have been reclassified to conform with the presentation adopted for the current year.

3. Accounts Receivable

On 27 September 2001, the company amended an existing agreement to sell accounts receivable, on a revolving basis, up to a maximum value of CDN $75,000, with limited recourse. Through 31 December 2001, no accounts receivable have been sold pursuant to this agreement. The agreement may be terminated under certain conditions at any time by the company or the purchaser and in any event, on 31 January 2005.

4. Inventories

	2001	2000
Finished goods	$ 105,105	$ 89,394
Work-in-process	62,029	65,344
Raw materials	18,755	24,146
Supplies	53,505	47,074
	$ 239,394	$ 225,958

5. Income Taxes

a) The geographical components of income (loss) before income taxes are summarized below:

	2001	2000	1999
Canada	$ 61,033	$ 77,785	$ 134,413
United States	(300)	3,013	(36,848)
	$ 60,733	$ 80,798	$ 97,565

b) The provision for income taxes is summarized as follows:

	2001	2000	1999
Current			
Canada	$ 30,501	$ 23,003	$ 38,283
United States	5,020	(4,819)	4,904
	$ 35,521	18,184	43,187
Future			
Canada	(5,995)	6,649	9,248
United States	(7,661)	(1,708)	(29,152)
	$ (13,656)	4,941	(19,904)
	$ 21,865	$ 23,125	$ 23,283

c) Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

	2001	2000	1999
Corporate income tax rate	45.9%	46.1%	45.8%
Provision for income taxes based on corporate income tax rate	$ 27,870	$ 37,240	$ 44,675
Increase (decrease) in taxes resulting from			
Manufacturing and processing profit	(6,748)	(9,672)	(17,839)
Large corporation tax	880	857	727
Income taxed at different rates in the United States	(11,952)	(13,506)	(5,887)
Valuation allowance	10,800	8,000	–
Other	1,015	206	1,607
	$ 21,865	$ 23,125	$ 23,283

d) Income taxes allocated to future years are comprised of the following:

	2001	2000
Future tax assets:		
Accounting provisions not deductible for tax purposes	$ 34,669	$ 27,548
Capitalized general and administration	9,821	6,860
Net operating loss carry-forwards	141,942	90,352
Pension expense in excess of contributions	517	2,046
Other	2,464	3,669
Total future tax assets	189,413	130,475
Future tax liabilities:		
Capital cost allowance in excess of amortization	129,958	96,471
Foreign exchange gain on debt	9,128	4,617
Other	3,582	3,754
Total future tax liabilities	142,668	104,842
Valuation allowance	18,800	8,000
Net income tax asset allocated to future years	$ 27,945	$ 17,633

e) At 31 December 2001, United States subsidiaries of the company had accumulated net operating losses carried forward of $359,405 for which the future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2021. In determining the valuation allowance for net income taxes allocated to future years at 31 December 2001, the company has utilized certain tax planning strategies that it considers to be prudent and feasible.

6. Accounts Payable and Accrued Charges

Included in accounts payable and accrued charges is an accrual to cover the costs of major overhauls and repairs. Timing of these expenditures is dictated by future events and market conditions. At 31 December 2001 and 2000, the amounts accrued are $13,578 and $9,355 respectively.

7. Debt

	Carrying Value 2001	Carrying Value 2000	Fair Value 2001	Fair Value 2000
a) Long-term debt				
10.58% Unsecured note, payable in four remaining equal annual instalments with the next payment due 01 September 2002	$ 4,400	$ 5,500	$ 4,812	$ 5,879
6.94% Unsecured notes, payable in three remaining equal annual instalments with the next payment due 01 April 2002	60,000	80,000	62,091	79,484
7.32% Unsecured notes, payable in seven equal annual instalments commencing 01 April 2003	100,000	100,000	101,310	98,297
7.80% Unsecured debentures, (CDN $100,000) maturing and payable 01 December 2006	62,794	66,707	65,639	64,239
6.00% Unsecured loan, maturing and payable 01 June 2007. The company has the option at maturity to extend the term of the loan to no later than 01 June 2027 at an interest rate to be negotiated	14,715	14,715	13,655	13,144
8.11% Unsecured financing, maturing and payable 01 November 2009. The company has the option at maturity to extend the term of the loan to no later than 01 November 2029 at an interest rate to be negotiated	28,000	28,000	28,262	26,911
6.875% Unsecured financing, maturing and payable 01 May 2010. The company has the option at maturity to extend the term of the loan to no later than 01 May 2030 at an interest rate to be negotiated	10,000	10,000	9,293	9,048
Various Bank lines of credit (b)	128,000	60,000	128,000	60,000
	407,909	364,922	413,062	357,002
Less current portion of long-term debt	(21,100)	(21,100)	(21,900)	(21,047)
	$ 386,809	$ 343,822	$ 391,162	$ 335,955

b) Bank lines of credit

At 31 December 2001, the company had bank lines of credit aggregating U.S. $250,000 (2000 - U.S. $250,000), which can be drawn in Canadian or U.S. currency, of which U.S. $163,000 (2000 - U.S. $60,000) had been drawn down other than letters of credit of CDN $13,413, U.S. $3,775 (2000 - CDN $13,927). Bank lines of credit are comprised of a U.S. $200,000 (2000 - U.S. $200,000) revolving term facility that expires 04 March 2005 and a U.S. $50,000 (2000 - U.S. $50,000) demand operating facility. Both facilities bear interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR and are not secured by specific assets of the company.

At 31 December 2001, a partnership in which the company has a 91% (2000 - 81%) interest had short-term bank lines of credit aggregating CDN $16,652 (2000 - CDN $18,000) of which CDN $Nil (2000 - CDN $825) had been drawn down. These bank lines of credit are reviewed at least annually and are revolving operating and term facilities that bear interest at either the Canadian prime rate or the U.S. base rate and are secured by certain assets of the partnership.

Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

2002	$ 21,100
2003	35,386
2004	35,386
2005	143,386
2006	77,080
	312,338
2007 - 2010	95,571
	$ 407,909

8. Capital Assets

	2001			2000		
	Cost	**Accumulated Amortization**	**Net**	**Cost**	**Accumulated Amortization**	**Net**
Land and land improvements	$ 55,741	$ –	$ 55,741	$ 57,636	$ –	$ 57,636
Buildings	130,165	33,956	96,209	84,588	32,294	52,294
Machinery and equipment	1,174,877	212,889	961,988	655,944	189,890	466,054
Construction in progress	35,184	–	35,184	481,898	–	481,898
	1,395,967	246,845	1,149,122	1,280,066	222,184	1,057,882
Assets held for sale or redeployment	26,441	11,760	14,681	36,077	12,410	23,667
	$1,422,408	$ 258,605	$1,163,803	$1,316,143	$ 234,594	$1,081,549

Certain capital assets, which are not employed in production, have been segregated pending a decision on ultimate disposition and are carried at an amount not exceeding management's best estimate of net realizable value. During 2001, the company wrote down the carrying value of these assets by $10,000 to reflect the company's most recent valuation. The company's valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as in estimating the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The company's estimates of net sales value could be impacted by continuation of the current economic downturn and the company's ability to obtain necessary zoning and other approvals.

During the year, $20,523 (2000 - $17,055, 1999 - $2,654) of interest costs were capitalized.

9. Pension Plans

The company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the company's matching contributions to 5% of each participating employee's annual earnings.

Effective 01 January 2000, the company began accounting for its pension plans in accordance with Section 3461 of the Canadian Institute of Chartered Accountants (CICA) handbook. Prior to 01 January 2000, the company accounted for its pension plans in accordance with Section 3460 of the CICA handbook. The effect of the change in accounting policy was to increase the deferred pension liability by $14,249 as a result of a change in the discount rate. The increase in the deferred pension liability, net of income taxes of $5,272, was charged to retained earnings in 2000.

The company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation.

Net pension expense attributable to the company's pension plans for 2001, 2000, and 1999 included the following components:

	2001	2000	1999
Defined benefit plans			
Service cost for benefits earned	$ 2,966	$ 2,899	$ 2,426
Interest cost on benefit obligations	6,389	6,522	6,465
Expected return on plan assets	(7,303)	(6,965)	(6,757)
Net amortization	–	–	126
	2,052	2,456	2,260
Defined contribution plans	2,743	1,917	1,295
Net pension expense	$ 4,795	$ 4,373	$ 3,555

The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the company's statement of financial position at 31 December 2001 and 2000:

	2001	2000
Benefit obligation at beginning of year	$ 101,256	$ 83,949
Cumulative effect of change in accounting policy	–	14,249
Service cost for benefits earned	3,088	3,022
Interest cost on benefit obligation	6,389	6,522
Actuarial (gains) losses	(701)	4,100
Benefit payments	(6,587)	(6,862)
Currency translation	(5,996)	(3,724)
Benefit obligation at end of year	97,449	101,256
Market value of plan assets at beginning of year	94,101	88,257
Actual return on plan assets	(484)	8,965
Employer contributions	5,855	7,157
Plan participants contributions	158	166
Benefit payments	(6,587)	(7,065)
Currency translation	(5,489)	(3,379)
Market value of plan assets at end of year	87,554	94,101
Funded status at end of year	(9,895)	(7,155)
Items not recognized in earnings		
Unrecognized actuarial losses	9,661	2,790
Deferred pension liability	$ (234)	$ (4,365)

Amounts applicable to the company's pension plans with an accumulated benefit obligation in excess of plan assets are:

	2001	2000
Projected benefit obligation	$ 67,721	$ 65,417
Accumulated benefit obligation	$ 65,961	$ 64,066
Market value of plan assets	$ 59,012	$ 56,839

The significant actuarial assumptions adopted in measuring the company's accrued benefit obligations as at December 31 follow. Variances between such estimates and actual experience, which may be material, are amortized over the employees average remaining service life.

	2001	2000
Weighted average discount rate	6.6%	6.6%
Expected long-term rate of return on plan assets	8.0%	8.0%
Weighted average rate of compensation increase	3.7%	3.7%

10. Preferred Shares

a) Authorized

The company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

The company has issued first preferred shares, series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

The Series 1 Preferred Shares are non-voting. However, if the company fails to declare and pay eight quarterly dividends, consecutive or otherwise, and so long as any of those dividends are in arrears, the Series 1 Preferred Shares become voting.

The Series 1 Preferred Shares may be redeemed in whole or in part by the company at any time on or after 15 May 2004 for CDN $25.00 per share plus accrued and unpaid dividends. On or after 15 May 2004, the company may elect to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95 percent of the market price of the common shares. In addition, on or after 15 August 2004, the holders have the option to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95 percent of the market price of the common shares subject to the company's right to redeem the Series 1 Preferred Shares, arrange sales to substitute purchasers or a combination thereof.

Unless all dividends are paid to the most recent dividend date, the company may not 1) pay cash dividends on shares ranking junior to the Series 1 Preferred Shares; 2) redeem, purchase or otherwise retire shares ranking on parity with or junior to the Series 1 Preferred Shares; or 3) redeem, purchase or otherwise retire less than all of the Series 1 Preferred Shares.

The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, have been classified as equity since the company has the unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

b) Issued

The Series 1 Preferred Shares amount at 31 December is comprised of:

	2001		2000	
	Number	**Amount**	**Number**	**Amount**
Issued for cash	6,000,000	$ 97,829	6,000,000	$ 97,829
Accrued dividends	–	716	–	743
Balance at end of year	6,000,000	$ 98,545	6,000,000	$ 98,572

11. Common Shares

a) Authorized

The company is authorized to issue unlimited common shares.

b) Issued

Following is the continuity of common shares outstanding:

	2001		2000		1999	
	Number	Amount	Number	Amount	Number	Amount
Balance at beginning of year	40,812,936	$ 255,772	40,796,436	$ 255,657	40,703,436	$ 254,506
Exercise of share options	30,600	391	16,500	115	93,000	1,151
Balance at end of year	40,843,536	$ 256,163	40,812,936	$ 255,772	40,796,436	$ 255,657

c) Share Option Plan

The company has a share option plan under which common shares are reserved for directors, officers and employees. These options, which are exercisable within ten years, are to be granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price prior to the day of the grant. The options vest over one to three years. Outstanding options at 31 December 2001 expire between 2 May 2002 and 1 October 2011.

Following is the continuity of granted options outstanding in Canadian dollars:

	2001		2000		1999	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	3,085,959	$ 22.70	2,471,325	$ 24.39	2,148,750	$ 23.10
Options granted	284,885	20.00	654,760	16.13	443,625	29.47
	3,370,844	22.48	3,126,085	22.66	2,592,375	24.19
Options exercised	(30,600)	19.71	(16,500)	10.33	(93,000)	18.27
Options cancelled	(28,289)	26.76	(23,626)	25.14	(28,050)	26.83
Balance at end of year	3,311,955	22.47	3,085,959	22.70	2,471,325	24.39

Following is the continuity of unissued options reserved under the plan:

	2001	2000	1999
Balance at beginning of year	203,154	834,288	249,863
Options approved	750,000	–	1,000,000
Options granted	(284,885)	(654,760)	(443,625)
Options cancelled	28,289	23,626	28,050
Balance at end of year	696,558	203,154	834,288

Following is the range of exercise prices and contractual life of outstanding options under the plan in Canadian dollars as at 31 December 2001:

	Number	Weighted Average Exercise Price	Weighted Average Contractual Life
Balance of options outstanding at year end within the following ranges:			
$10.00 to $19.99	1,677,630	$ 16.35	4.2
$20.00 to $29.99	777,200	21.40	4.7
$30.00 to $50.00	857,125	35.39	6.0
	3,311,955	22.47	4.8

Following is the range of exercise prices of options currently exercisable under the plan in Canadian dollars as at 31 December 2001:

	Number	Weighted Average Exercise Price
Balance of options exercisable at year end within the following ranges:		
$10.00 to $19.99	1,348,911	$ 15.54
$20.00 to $29.99	759,032	21.37
$30.00 to $50.00	825,700	35.27
	2,933,643	22.60

12. Subordinated Notes

During 2000 and 1999, respectively, the company issued $90,000 and $10,000 incremental rate junior subordinated notes maturing 31 December 2038. The incremental rate junior subordinated notes bear interest in arrears payable semi-annually at 8.5% for the ten year period ending 10 December 2008, 9.5% for the eleventh to fifteenth year and increasing by an additional 2% every five years thereafter. The incremental rate junior subordinated notes are redeemable, in whole or in part, by the company, at any time, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the Redemption Amount) and at maturity at the principal amount plus accrued and unpaid interest to the date of maturity (hereafter referred to as the Maturity Amount).

The company may, at its option, pay the Redemption Amount, Maturity Amount or any interest payment in cash or by delivering common shares to a trustee. The trustee would sell the company's common shares and remit the proceeds to the holders of the incremental rate junior subordinated notes in payment of the Redemption Amount, the Maturity Amount or the accrued interest.

The company may, at its option, defer payment of interest on the incremental rate junior subordinated notes by extending the interest payment date for up to four consecutive semi-annual periods. Interest continues to accrue during the extension periods, but does not compound. An interest deferral can only commence if there have been no dividends paid on common or preferred shares during the preceding six months. Should the company pay any dividends on common or preferred shares during the interest deferral period, the deferral period ceases and the payment of deferred interest is required.

The principal amount of the incremental rate junior subordinated notes is classified as equity and accrued interest, on an after tax basis, is classified as a charge to retained earnings since the company has the ability to settle the amounts by issuing its own common shares. In 2000, the related issue expenses of $176, $120 net of income taxes, (1999 - $20, $13 net of income taxes) were charged to retained earnings.

13. Dividends

The most restrictive covenant pertaining to dividend payments in the company's financing agreements requires consolidated shareholders' equity, excluding the balance of outstanding subordinated notes, to be maintained at a minimum of $570,000 plus 50% of net income earned after 31 December 1998. At 31 December 2001, the company's shareholders' equity exceeded this requirement by $225.046.

Dividends on common shares totalled CDN $0.425 per share (2000 and 1999 - CDN $0.50 per share).

14. Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the actual shares outstanding and share equivalents that would arise from the exercise of share options and deferred share units, and the conversion of preferred shares and subordinated notes. Out-of-the-money share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. The per share amounts disclosed on the Consolidated Statements of Income and Retained Earnings are based on the following:

	2001	2000	1999
Numerator for basic earnings per share –			
Net income available to common shareholders	$ 27,405	$ 46,848	$ 68,254
Dividends on preferred shares including part VI.I tax	5,692	5,935	5,895
Interest on subordinated notes net of income tax	5,771	4,890	133
Numerator for diluted earnings per share –			
Net income	$ 38,868	$ 57,673	$ 74,282
Common shares outstanding – 01 January	40,812,936	40,796,436	40,703,436
Additional shares issued	19,282	9,183	33,749
Denominator for basic earnings per share	40,832,218	40,805,619	40,737,185
Adjustment for share options	231,360	145,195	617,278
Adjustment for deferred share units	29,435	7,449	–
Adjustment for preferred shares	8,841,623	12,600,969	5,611,211
Adjustment for subordinated notes	8,971,601	9,796,926	129,302
Denominator for diluted earnings per share	$ 58,906,237	$ 63,356,158	$ 47,094,976

15. Cash Derived from (Applied to) Operating Activities

	2001	2000	1999
Working capital provided by operations			
Net income	$ 38,868	$ 57,673	$ 74,282
Non-cash portion of litigation settlement	(11,000)	–	–
Non-cash provision for loss on assets held for sale or redeployment	10,000	–	–
Amortization of capital assets	37,107	35,257	29,670
Amortization of deferred charges	549	544	499
Deferred pension expense	(3,958)	(6,201)	(2,813)
Other	(144)	(48)	–
Income taxes allocated to future years	(13,656)	4,941	(19,904)
	$ 57,766	$ 92,166	$ 81,734
Change in non-cash operating working capital			
Trade receivables	$ 28,642	$ (24,069)	$ (21,010)
Other receivables	21,099	(22,034)	17,081
Inventories	(13,436)	(13,576)	(47,825)
Prepaid expenses	600	127	(961)
Accounts payable and accrued charges	6,916	(5,795)	16,166
Accrued payroll and related liabilities	(1,523)	(1,492)	(237)
Income and other taxes payable	4,841	(4,851)	7,220
Other current liabilities	3,418	2,278	3,345
	$ 50,557	$ (69,412)	$ (26,221)

16. Expenditures for Capital Assets

	2001	2000	1999
Additions to capital assets	$ 155,007	$ 374,473	$ 134,333
Decrease (increase) in accounts payable and accrued charges for capital expenditures	768	(6,283)	(15,593)
	$ 155,775	$ 368,190	$ 118,740

17. Investment in Partnership

A partnership formed between the company and Jamel Metals Ltd. (Jamel), formerly General Scrap & Car Shredder Ltd. (General Scrap), purchased the Canadian scrap metal operations of General Scrap and the shares of Sametco Auto Inc., an automotive parts operation, effective 01 April 1997 for approximately $24,131, including the assumption of debt. IPSCO's interest in the capital of the partnership is 91% (2000 - 81%) and will increase to 100% in 2002. The company contributed $1,993 (2000 - $2,075) in exchange for an additional 10% interest. The company is committed to acquire the remaining 9% for $1,708 of cash in 2002.

18. Segmented Information

The company is organized and managed as a single business segment, being steel products, and the company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	2001	2000	1999
Sales			
Canada	$ 395,841	$ 463,860	$ 498,472
United States	507,902	485,403	309,779
	$ 903,743	$ 949,263	$ 808,251
Capital Assets			
Canada	$ 203,292	$ 230,057	
United States	960,511	851,492	
	$ 1,163,803	$ 1,081,549	

Sales information by product group is as follows:

	2001	2000	1999
Steel mill products	$ 288,082	$ 325,658	$ 230,167
Further fabricated products	615,661	623,605	578,084
	$ 903,743	$ 949,263	$ 808,251

19. Commitments

a) The company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transactions discussed below, are as follows:

2002	$ 22,348
2003	28,488
2004	23,700
2005	17,744
2006	16,434
	108,714
2007 - 2015	143,339
	$ 252,053

Rental expenses incurred under operating leases during 2001, 2000 and 1999 were $26,858, $10,839 and $4,259 respectively.

In 2001, the company concluded a sale and leaseback of the temper mill at its coil processing facility in Houston for cash proceeds of $15,000. The sale resulted in no gain or loss. The company has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5 year lease term.

In October 2000, the company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment.

In December 2000, the company concluded a sale and leaseback of the temper mill at its coil processing facility in St. Paul for cash proceeds of $8,251. The company has the option, but not the obligation, to purchase the equipment for a predetermined amount after four years of the five year lease term.

b) The company and its subsidiaries have commitments under service and supply contracts for the period to 2016. Payments required under these contracts are as follows:

2002	$ 36,738
2003	37,817
2004	34,589
2005	33,959
2006	29,098
	172,201
2007 - 2016	125,574
	$ 297,775

c) At 31 December 2001, commitments to complete capital programs in progress total $4,738.

20. Supplemental Information

	2001	2000	1999
Allowance for doubtful accounts	$ 5,326	$ 1,122	$ 1,294
Doubtful accounts charged to expense	$ 4,435	$ 11	$ 420
Interest income	$ 1,561	$ 4,866	$ 7,296
Other interest expense	$ 633	$ 4,066	$ 808
Miscellaneous income	$ 1,477	$ 2,022	$ 2,272
Research and development expense	$ 1,306	$ 5,507	$ 718
Net foreign exchange (loss) gain	$ (882)	$ (365)	$ 1,300
Interest paid	$ 25,466	$ 25,219	$ 22,032
Income tax instalments paid	$ 26,304	$ 60,402	$ 31,943

21. Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

	2001	2000	1999
Net income as reported under Canadian GAAP	$ 38,868	$ 57,673	$ 74,282
Adjustments relating to the capitalization of interest (i)	(8,908)	(758)	(284)
Adjustments relating to commissioning costs (ii)	(22,776)	(16,356)	(5,673)
Adjustments relating to amortization of capital assets (iii)	(4,126)	998	847
Adjustments relating to subordinated notes (iv)	(5,771)	(4,890)	(133)
Adjustments relating to sale-leaseback (v)	(1,014)	(709)	–
Adjustments relating to change in accounting principles (vi)	–	(8,977)	–
Adjustments relating to natural gas hedge (vii)	(8)	–	–
Adjustments relating to valuation allowance on net income tax asset allocated to future years (viii)	(37,200)	–	–
Net income (loss) in accordance with U.S. GAAP	(40,935)	26,981	69,039
Dividends on preferred shares including part VI.I tax	(5,692)	(5,935)	(5,895)
Net income (loss) available to common shareholders in accordance with U.S. GAAP	$ (46,627)	$ 21,046	$ 63,144
Earnings (loss) per common share:			
United States			
Basic	$ (1.14)	$ 0.52	$ 1.55
Diluted (ix)	$ (1.14)	$ 0.50	$ 1.45

i) United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation.

ii) United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

iii) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP (see i and ii above).

iv) United States GAAP requires that the subordinated notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 12, the company has classified the subordinated notes as part of shareholders' equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

v) United States GAAP requires the financing method of accounting for the Montpelier Steelworks sale-leaseback transaction. Under Canadian GAAP, the transaction has been afforded operating lease treatment. U.S. GAAP gives rise to interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, a lease expense is incurred.

vi) United States GAAP requires the cumulative effect of adoption of changes in accounting principles to be recorded, net of income taxes, as a charge to income. For Canadian GAAP, the cumulative effect is charged directly to retained earnings. In 2000, prior to the cumulative effect of the change in accounting principle, basic earnings per share were $0.74 and diluted earnings per share were $0.64.

vii) United States GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counter party bankruptcy) of the natural gas hedge over the remaining life of the contract. Amortization of $425 after tax will be recorded in 2002. Canadian GAAP allows for probable hedged transactions to be accounted for off-balance sheet.

viii) Represents additional valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i), ii), and iii) above for explanation of the principal differences.

ix) Due to the net loss in 2001, no adjustment was made for potentially dilutive instruments as the impact would be antidilutive.

b) Comprehensive income:

	2001	2000	1999
Net income (loss) in accordance with U.S. GAAP	$ (40,935)	$ 26,981	$ 69,039
Other comprehensive income, net of tax			
Foreign currency translation adjustments	(15,686)	(13,668)	23,175
Adjustments relating to minimum pension liability	(2,420)	2,152	4,380
Mark to market adjustment for natural gas hedge	(1,274)	–	–
Amortization of natural gas hedge to income	71	–	–
	(19,309)	(11,516)	27,555
Comprehensive income (loss) in accordance with U.S. GAAP	$ (60,244)	$ 15,465	$ 96,594

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

	2001	2000
i) Capital assets		
Balance under Canadian GAAP	$ 1,163,803	$ 1,081,549
Adjustments relating to the capitalization of interest	(13,902)	282
Adjustments relating to commissioning costs	(112,233)	(75,965)
Adjustments relating to amortization of capital assets	(5,690)	880
Adjustments relating to sale-leaseback	142,269	145,395
Balance under U.S. GAAP	$ 1,174,247	$ 1,152,141
ii) Deferred pension liability		
Balance under Canadian GAAP	$ 234	$ 4,365
Adjustments relating to minimum pension liability	6,715	2,862
Balance under U.S. GAAP	$ 6,949	$ 7,227

iii) Income taxes allocated to future years		
Net future tax asset balance under Canadian GAAP	$ (27,945)	$ (17,633)
Adjustments relating to the capitalization of interest	(5,172)	105
Adjustments relating to commissioning costs	(41,751)	(28,259)
Adjustments relating to amortization of capital assets	(2,117)	327
Adjustments relating to minimum pension liability	(2,498)	(1,065)
Adjustments relating to sale-leaseback	(1,020)	(420)
Adjustments relating to natural gas contract	(681)	–
Adjustments relating to valuation allowance on net income tax asset allocated to future years	37,200	–
Net future tax asset balance under U.S. GAAP	$ (43,984)	$ (46,945)
iv) Accounts payable and accrued charges		
Balance under Canadian GAAP	$ 129,366	$ 133,799
Adjustments relating to subordinated notes	4,250	4,250
Adjustments relating to sale-leaseback	1,417	(621)
Adjustments relating to natural gas contract	1,892	–
Balance under U.S. GAAP	$ 136,925	$ 137,428
v) Long-term debt		
Balance under Canadian GAAP	$ 386,809	$ 343,822
Adjustments relating to subordinated notes	100,000	100,000
Adjustments relating to sale-leaseback	143,595	150,000
Balance under U.S. GAAP	$ 630,404	$ 593,822
vi) Shareholders' equity		
Balance under Canadian GAAP	$ 985,538	$ 984,634
Adjustments relating to the capitalization of interest	(8,730)	177
Adjustments relating to commissioning costs	(70,482)	(47,706)
Adjustments relating to amortization of capital assets	(3,573)	553
Adjustments relating to minimum pension liability	(4,217)	(1,797)
Adjustments relating to subordinated notes	(104,250)	(104,250)
Adjustments relating to sale-leaseback	(1,723)	(709)
Adjustments relating to natural gas hedge	(1,211)	–
Adjustments rleating to valuation allowance on net income tax asset allocated to future years	(37,200)	–
Balance under U.S. GAAP	$ 754,152	$ 830,902

In accordance with FASB Statement No. 87, the company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following restatements of the company's statement of cash flows.

	2001	2000	1999
Cash derived from (applied to) operating activities	$ 58,260	$ (4,498)	$ 46,028
Cash derived from financing activities	$ 72,275	$ 265,291	$ 27,391
Cash applied to investing activities	$ (107,705)	$ (343,013)	$ (111,250)
Effect of exchange rate changes on cash and cash equivalents	$ (3,489)	$ (3,560)	$ 8,491
Cash position at 31 December	$ 37,492	$ 18,151	$ 103,931

e) Additional disclosure required under U.S. GAAP:

i) The company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), in accounting for its employee stock options under accounting principles generally accepted in the United States. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. This is in conformity with Canadian GAAP. However, FASB Statement No. 123 requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options granted.

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2001, 2000 and 1999 respectively: risk-free interest rates of 4.8%, 5.8% and 5.3%; dividend yields of 2.5%, 3.1% and 1.7%; volatility factors of the expected market price of the company's common stock of .40, .35 and .35; and a weighted-average expected life of the options of 1.2 years. The weighted-average grant-date fair value of the options granted during 2001 was $3.33 (2000 - $2.70, 1999 - $4.82).

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The company's pro forma information follows:

	2001	2000	1999
Pro forma net income (loss)	$ (42,412)	$ 25,028	$ 66,773
Pro forma net income (loss) available to common shareholders	$ (48,104)	$ 19,093	$ 60,878
Pro forma earnings per common share:			
Basic	$ (1.18)	$ 0.47	$ 1.49
Diluted	$ (1.18)	$ 0.47	$ 1.42

ii) The total interest paid, including interest on the subordinated notes, was $41,961, $28,380 and $22,032 in 2001, 2000 and 1999 respectively.

The total fair market value of the company's long-term debt, including the subordinated notes, was $659,349 (2000 - $591,385) and the current portion was $33,795 (2000 - $27,452).

iii) The company's natural gas swap contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counter party's parent company, as guarantor of the contract, has caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy will be amortized to income over the remaining life of the contract. The fair value of the contract liability will be marked-to-market each reporting period with the change being recorded to income in the period.

iv) Under Staff Accounting Bulletin 74, the company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangibles, effective for fiscal years beginning after 15 December 2001. Under the new rules, business acquisitions must be accounted for using the purchase method and goodwill will no longer be amortized, but will be subjected to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Application of the non-amortization provision and the annual impairment test of goodwill are not expected to have a significant impact on income or financial position.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting for tangible long-lived asset retirements and their associated costs. SFAS No. 143 is effective for 2003, and will require a liability for the retirement of long-lived assets be recorded when incurred and amortized over its remaining life. The company has not yet assessed the impact of SFAS No. 143, but its adoption could have a significant impact on the company's financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for 2002. SFAS No. 144 addresses issues surrounding the accounting for and reporting of impairment and/or disposal plans for long-lived assets. The company does not expect the adoption of this statement will have a significant impact on the company's financial statements.

22. Contingencies and Environmental Expenditures

The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the company's financial position. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

The company settled the litigation with the turnkey contractors of the Montpelier Steelworks on 27 April 2001 for cash of $28,000 and retainage of construction holdbacks of $21,000. As a result of the settlement, the company recorded income of $39,000 representing claims for lost business and reimbursement of legal costs and approximately $10,000 was recorded to cover the necessary cost of capital asset improvements to bring the Montpelier Steelworks to original contract specifications.

For further information regarding the Company contact:

Anne Parker

Vice President, Trade Policy and Communications

650 Warrenville Road, Suite 500, Lisle, Illinois 60532

Telephone: (630) 810-4800 email: aparker@ipsco.com